EXHIBIT 99.1

Volvo Premieres DME-Powered Truck

GOTEBORG, Sweden, May 18, 2005 (PRIMEZONE) -- The Volvo Group is showing a truck equipped with a DME engine for the first time today. DME (dimethylether) is an LPG-like fuel that can be produced from biomass and residual products from paper pulp production. "DME offers major benefits environmentally and we believe that DME can be an excellent fuel for future commercial transports," says Leif Johansson, Volvo's CEO.

The truck is being unveiled in conjunction with the conference on biofuels, Synbios, which is being held in Stockholm May 18 to 20. The vehicle, a standard Volvo FM model, is equipped with a 9-liter diesel engine adapted to operate on DME. Volvo's own studies have shown that in the future DME has major potential to become a highly competitive alternative to today's fossil fuels. One of the most significant arguments for DME is that today it is the alternative fuel with the highest energy efficiency and among the lowest in emissions of carbon dioxide and particles.

"We know that in 20 years, alternative fuels will successively become increasingly commercially viable," says Volvo CEO Leif Johansson. "Energy efficiency will become decisive and DME is truly an energy efficient fuel. A result of this energy efficiency is lower environmental impact and reduced operating costs."

DME is a fuel that at relatively low pressure becomes a liquid. DME is produced through gasification of various renewable substances or fossil fuels. The gas that is formed, synthetic gas, is then catalysed to produce DME. DME is already used today as propellant gas in spray cans. DME is particularly attractive for Sweden, since it is possible to produce it from black liquor, a residual product from production of paper pulp.

May 18, 2005

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the U.S.

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CONTACT:  Volvo Group
          Marten Wikforss
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